

December 3, 2013

<u>Via E-mail</u>
Mr. Sonu Ram
President and Chief Executive Officer
Cosmo Ventures Inc.
1516 E. Tropicana Ave., Suite 155
Las Vegas, NV 89119

> **Re: Cosmo Ventures Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed November 4, 2013**
> **File No. 333-188873**

Dear Mr. Ram:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note your response to comment 2 in our letter dated June 26, 2013 and your disclosure on the prospectus cover page. Please also provide a brief discussion in your prospectus summary of the consequences of being a shell company, such as restrictions on your ability to use registration statements on Form S-8, the limitations on the ability of your security holders to use Rule 144 and the potential reduced liquidity or illiquidity of your securities.

2. Please update the interim financial statements and notes, as well any related interim financial information within the registration statement as required by Rule 8-08 of Regulation S-X.

<u>Table of Contents, page 3</u>

3. Please revise the items and page numbers within your table of contents to align with the information presented therein. For example, you have moved the dilution information from page 17 to page 14, and utilized a different title for the section as you now refer to it as "Dilution of the Price You Pay for Your Shares." Please revise all section names and page numbers for consistency throughout the document.

<u>Risk Factors, page 7</u>

<u>Risks Related to the Offering, page 7</u>

<u>Presently, the Company's president has other outside business activities…, page 9</u>

4. We note your response to comment 15 in our letter dated June 26, 2013. Notwithstanding the response, it does not appear that the risk factor has been revised. Please revise your risk factor.

<u>Dilution of the Price You Pay for Your Shares, page 14</u>

5. We note you response to comment 22 in our letter dated June 26, 2013. Please revise your schedule of dilution to include the following as required by Item 506 of Regulation S-K:

   - the net tangible book value per share <u>before</u> and after the distribution;

   - the amount of the <u>increase in net tangible book value per share</u> attributable to payments made by purchasers of the shares being offered; and

   - the <u>amount of dilution</u> from the public offering price that will be absorbed by purchasers of the offering.

6. Please revise your table illustrating the significant difference between the public offering price and the effective cash cost to affiliates, the table below your dilution schedule, to only include the scenario where 100% of the shares being offered are sold, and to include a subtotal of total consideration contributed by the existing shareholders and purchasers of the offering. Additionally, please revise footnote 1 to the table to state that the amount represents the cash contribution to the registrant of the existing shareholder, consistent with your presentation in your initial filing. Lastly, please revise the format of this table as the current format is unreadable.

Use of Proceeds, page 14

7. Please revise to ensure all offering scenarios and calculations presented within the use of proceeds section are accurately calculated or labeled. For example, the percentage of shares offered listed next to the 2,000,000, 5,000,000 and 7,500,000 shares purchased scenarios do not appear to be calculated correctly. Additionally, the amounts presented as the total for the use of proceeds under the 7,500,000 shares purchased scenario is $40,000, when it appears the amount should be $27,500.

Description of Property, page 17

8. We note your response to comment 23 in our letter dated June 26, 2013. In an appropriate place in your prospectus, please provide a disclosure similar to your written response. In addition, please clarify the address of your principal executive office. Here, you note that the office is comprised of space in your officer's home, but the address you provide is different than the address provided for your officer on page 27, which is in India.

Opportunity, page 19

9. We note your response to comment 25 in our letter dated June 26, 2013. In an appropriate place in your prospectus, please provide a disclosure similar to your written response.

Liquidity and Capital Resources, page 25

10. We note your response to comment 36 in our letter dated June 26, 2013. We note in the second sentence of this paragraph that you disclose that you will need $50,000 to fully implement your business plan. However, later you state that you will need $20,000 to carry out your plan of operation. Please reconcile your disclosures.

Report of Independent Registered Public Accounting Firm, page 30

11. We note your response to comment 39 in our letter dated June 26, 2013 and are reissuing our comment. As you disclose on page 4 that Cosmo Ventures Inc. was incorporated on February 3, 2013, please request your auditor to revise or advise why your auditor's scope included the *year* ended March 31, 2013 in addition to the period from inception (February 3, 2013) to March 31, 2013 within the first and third paragraphs of the audit report. It does not appear you have been in existence for a fiscal year.

12. We note your response to comment 40 in our letter dated June 26, 2013 and are reissuing our comment. We note that reference is made within the audit report to Note 5, which we were unable to identify. Please request your auditor to revise this reference.

You may contact Jarrett Torno, Staff Accountant, at (202) 551-3703 or James Allegretto, Senior Assistant Chief Accountant, at (202) 551-3849 if you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg, Staff Attorney, at (202) 551-3342, Dieter King, Legal Branch Chief, at (202) 551-3338 or me at (202) 551-3264 with any other questions.

Sincerely,

/s/ Dietrich A. King for

Mara L. Ransom
Assistant Director